Exhibit 99.7

APPRAISAL REPORT

1 – KPMG Auditores Independentes, company established at 33, Dr. Renato Paes de Barros Street, São Paulo, São Paulo, properly entered in the General Taxpayers’ Register of the Federal Revenue Office under number 57.755.217/0001-29, registered originally in the Regional Accounting Council of State of São Paulo under number 2SP014428/O-6, hereby represented by their partners Mr. José Luiz Ribeiro de Carvalho, Brazilian, divorced, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP141128/O-2 and in the Individual Taxpayers’ Register number 007.769.948-32 and Mr. Charles Krieck, Brazilian, married, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP212272/O-2, and in the Individual Taxpayers’ Register number 075.979.138-42, valuation expert appointed by Perdigão S.A., established at the city and judicial district of São Paulo, State of São Paulo, at 760, Escola Politécnica, 2º floor, Jaguaré, entered in the General Taxpayers’ Register under number 01.838.723/0001-27, to proceed to the evaluation of net assets to be split off of Perdigão Agroindustrial, which consists of assets and liabilities on September 30, 2008, summarized in Annex I, according to the accounting practices adopted in Brazil, presents below the result of their work.

Objetivo da avaliação

2 – The appraisal accounting report of the net asset formed by certain assets and liabilities on September 30, 2008 of Perdigão Agroindustrial S.A. has the objective its merger into Perdigão S.A., as approved in the Council Management and Fiscal Meeting, realized in February 04, 2009 and should not be used for other purposes.

3 – It is necessary to clarify that this report aims to assess the net equity of Perdigão Agroindustrial S.A. composed of assets and liabilities (remaining assets and liabilities) which are remaining of partial spin-off process of their investments in Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos e Maroca & Russo Indústria e Comércio Ltda, whose split parcel were merged into Perdigão S.A. on December 18, 2008.

Scope of works

4 – The appraisal accounting report of the assets and liabilities extracted from the balance sheet raised of the Perdigão Agroindustrial S.A. (Appendix I) on September 30, 2008, under the responsibility of the Company’s management, is being issued in connection with the audit made by KPMG Auditores Independentes on the mentioned balance sheet.

5 – Our examination was conducted in accordance with auditing Standards generally accepted in Brazil, and included, between other procedures: (a) planning of the work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls fo the Company; (b) verification, on a test basis, of the evidence and records which support the amounts disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management.

6 – All changes in accounting practices adopted in Brazil introduced by Law nº. 11.638 of December 28, 2007 and Provisional Measure nº. 449 of December 03, 2008, standardized by Technical Pronouncements of CPC — Accounting Pronouncements Committee and rules of CVM - Brazilian Securities Commission, were not registered in the accounting on September 30, 2008. However, for purposes of this appraisal report, the adjustments arising from these changes, net of taxes on the amount of R$ 12,011,851.33 (twelve million, eleven thousand, eight hundred and fifty one reais and thirty-three cents), were considered in the valuation of net equity value assessed, as distinguished in the Appendix I.  Therefore, the value of net equity was discharged based on registered balance sheet in the accounting and adjusted according accounting practices adopted in Brazil.

Conclusion

7 – Based on tests performed, and considering the effects of the changes mentioned in the previous paragraph, we concluded that the net assets formed by assets and liabilities of Perdigão Agroindustrial S.A., summarized in Appendix I, is R$ 2,635,882,383.97 (two billion, six hundred and thirty five million, eight hundred and eighty-two thousand, three hundred and eighty-three reais and ninety-seven cents) in accordance with the accounting practices adopted in Brazil.

8 – In attendance to the Brazilian Securities Commission (CVM) requirements, we noticed that:

a. According to the professional rules established by the Federal Accounting Council, we are not aware of conflicts of interest direct or indirect, nor in any other circumstance which represents conflicts of interest in relation to the services that were provided by us and that are above described.

b. We are not aware of any actions of the controller or manager of the Company with aim of directing, limited, hinder, or practice any acts that have or may have compromised the access, use or knowledge of information, asset, documents, or methodologies of work relevant for the quality of respective conclusions.

São Paulo, February 04, 2009